

"For ABX-EGF we opted for an IgG_2 subclass, and the challenge was to come up with an antibody that had suitable affinity and suitable selectivity for the cell-surface EGF receptor, so that it would have potential as a therapeutic. That antibody is now in clinical trials."



"CAT-213 is a human IgG4 monoclonal antibody that neutralizes eotaxin$_1$ — a chemokine protein that acts to attract eosinophils into tissues, where they can degranulate, causing tissue damage. Eosinophils are believed to play a key role in causing the inflammation and tissue damage that occurs in a variety of allergic disorders, including asthma."



"These process columns are capable of operating at up to 7 bar, and the CPG media we are using is capable of a linear velocity in excess of 750 cm/h. This combination gives us the option to optimize production parameters and complete the critical affinity chromatography step more quickly. The resulting reduction in process cycle time will have the net effect of upping our production throughput."



"As a molecular biologist,
I think the most interesting thing
about IgM is the size of the molecule.
An IgG is about 160 kilodaltons,
which is reasonably large, but
an IgM is almost a million daltons—
the size of a small virus.
Its binding capacity, size and shape
make it a much bigger challenge
to purify and achieve high yields
on successive process steps."



"We use 18-meg ohm water
as standard in order to
ensure the quality of the data
and protect our DNA sequencers.
If you've got any salts
in the load bar they
will be loaded in preference
to your DNA sample and
the quality of your data
will be compromised."



"Typically the molecules we make are antibodies, plasmid DNA and pharmaceutical proteins. Time to market is one of the most critical elements for our clients, and if we have difficult molecules to produce it helps to have experts with specific knowledge about specific unit operations."



"Many lysosomal storage enzymes can be unstable outside the cell, so it is important that the processing steps be designed with protein stability in mind. During the purification process, chemical remodeling of Cerezyme targets it specifically to receptors on the surface of the macrophage, where it is encapsulated into a transport vesicle for delivery to the lysozyme."



Just another day in bioscience.

And just another challenge
for Millipore. We help our customers
shrink discovery time, simplify
development processes, optimize the
manufacturing of biotherapeutics
and leap regulatory hurdles
by making it all pure, pure, pure.

Work

Team


I have a problem
Our European team helps DSM Biologics, a multinational contract manufacturer in Groningen, The Netherlands, serve its biotech and pharmaceutical customers
Millipore's process development specialist Henry Charlton works with DSM Biologics to speed up process development for new biotherapeutics


Millipore's sales support team provides ongoing product support, technical assistance and training
I have an idea
It is a team effort, inside and outside
Our account manager Aline Steenmetz gets the right Millipore resources and the right products and services provided at the right time

Cambridge Antibody Technology (CAT) built a new R&D building in Cambridge, UK, and it commissioned a building-wide ultrapure water system consisting of a central reverse osmosis system feeding 16 different Milli-Q™ ultrapure water systems in different laboratories.



We have a system

The research scientists, facilities team and purchasing people at CAT count on our field applications specialists, Shauna Hennigan and Debbie Brown, for technical information and support.


CAT also uses
some of our
advanced life-science
products in
research laboratories
We'll take
sixteen



It's doing what's needed

Millipore's process development specialists roll up their sleeves in customer development laboratories to assist with process development and process optimization

Phil Nelson, one of our specialists in California, worked with Abgenix on a challenging viral removal issue in manufacturing a therapeutic IgM molecule


He was an added resource to help solve a problem quicker, evaluating different alternatives and finding a solution.
It's understanding what we do.

It's optimized

Millipore process developers came onsite at Genzyme to conduct "scale-down" studies to help optimize part of the manufacturing process for their Cerezyme® therapeutic



4000 m
KIMAX®
KIMBLE

Bench studies proved effective and a new process was scaled up in an engineering batch to ensure sterility. The bacterial retention and extractables studies were then performed by Millipore's validation services group in Billerica, Massachusetts


With the new process, Genzyme cut the cost of a filtration step by 50 percent
Millipore products are used at critical points in a very automated, complex, well-documented and continually reviewed manufacturing process
It's robust


8,000 liters
Production runs at DSM Biologics typically start with 6,000, 7,000 or 8,000 liters of fermentation fluid and end up with 50 to 100 grams of product
A typical monoclonal purification process has nine steps — and Millipore products are used in each one


There's testing and validation at each step of the way — to ensure quality, purity and regulatory compliance. Millipore provides support for those efforts, as needed.
50 grams

Is it commerce or culture?

On-line or off-line?

A transaction or a relationship?

Take any typical day in bioscience — let's start in Europe.

Find our Finnish and Swedish field representatives at a drug discovery conference in Finland, and then see a multinational pharmaceutical company conducting an audit at our Molsheim, France plant.

Attend a scaling seminar hosted by Millipore process engineers in Cambridge, England, the biotech center of the UK, and, while in Cambridge, see our lab water service engineers finalizing installation of an integrated multi-lab water purification system at Cambridge Antibody Technology.

In Italy, see a beta test of a breakthrough Millipore product at a customer site, and in Cork, Ireland, watch how innovative, low-protein-binding membranes are "cast".

Hop on a Concorde and fly to our Billerica, Massachusetts facility and listen in on VaxGen reviewing its pilot plant chromatography skids. Then listen to VaxGen's Celltrion joint venture Korean partners working with VaxGen and Millipore to develop systems to handle

12 times the volume of this pilot plant for Celltrion's new manufacturing plant.

Fly to California and find one of our process development specialists at Abgenix, working in one of their laboratories and helping to develop a new process for purifying a new biotherapeutic.

Take that Concorde to Japan and visit a leading life sciences distributor, Renover Science Co., Ltd., and ask about Millipore's unique ordering system that helps make them more successful with their customers. In India, see how quickly we are growing in an emerging market.

Another day in bioscience: proteomics kits being assembled, lab water systems being quoted, and a steady stream of technical service questions by phone, fax, the web, and in person.

There are thousands of orders, hundreds of sales calls, thousands of web visitors — an array of interactions focused on helping our customers discover, develop and manufacture new biotherapeutics.

Sushi bars and online stores.



If you want to see the Japanese business model at work, drop by a sushi bar.

One-on-one service.
Personal interaction.
Speed and efficiency.
And above all, quality.

Our life science customers in Japan expect no less when it comes to dealing with their vendors. Typically they want to work one-on-one with trusted distributors who are visiting them on a daily basis and providing them with routine supplies as well as more complex products from companies such as Millipore. But how do you bring the efficiencies of online ordering to this "high touch", multi-layered business model?

In the past, an order for a particular customer would typically be handwritten or typed by a distributor, faxed to Millipore, and re-keyed into our ERP (enterprise resource planning) system. With the Japanese version of our online store, distributors enter the order themselves for their customers; it's faster, easier and less prone to error. Takumi Seki at Renover Science Co., Ltd., notes: "I can't go back to the old way of working. We can get pricing and availability instantly. I can direct the shipment to where it best suits the customer. I can look up my customer's name in Kanji, Katakana or English."

The online store is localized with Japanese business practices and language, but uses the same applications, databases and content



branding templates as the rest of our global online store.

Commerce meets culture.

Harnessing the power of the monoclonal.



Eight centuries ago the first Dutch windmills harnessed wind power, bringing prosperity to an expanding agrarian society. Today, one of our customers, DSM Biologics, a contract manufacturer in Groningen, The Netherlands, is harnessing a new kind of power for its clients — monoclonal antibodies.

Monoclonal antibodies have been talked about for more than 25 years as the "magic bullet" therapeutic. Thanks to advances in identifying and isolating monoclonals, and to advances in purifying and manufacturing them, the promise of monoclonals is now being realized. There are 15 approved indications of MAbs, 94 in Phase II or Phase III clinical trials and hundreds in preclinicals.

DSM offers start-up biotech companies and multinational biopharmaceutical corporations its expertise in manufacturing monoclonals, and DSM leverages our tools and services for that manufacturing. For example, DSM is optimizing the manufacturing process for IgM, a "super monoclonal" in the sense that it is



comprised of five monoclonals bound together. Its size makes it a challenge to purify.

That's where Millipore comes in.
MAb power.

The $600,000,000 home run.



It takes a considerable effort to get a new drug to market: up to 10 years, up to $600 million or more. The probability of success, or batting average, if you will, increases with each phase. It is a complex task for biopharmaceutical companies, combining good science with good management, requiring vision, capital and tenacity. There are regulatory hurdles, patient demands, and competitive pressures.

The right tools help.
The right partners help.

All for a good cause.

Millipore's involvement starts on the lab bench, years before an idea gets to the preclinical stage. We provide essential sample preparation tools and kits, filter devices, ultrapure water systems — actually several thousand products configured to meet different scientific and laboratory needs.



In the preclinical stage, we offer tools to quickly purify and isolate a promising therapeutic or diagnostic in milligram quantities. In the succeeding clinical trials, we help our customers go from milligrams to kilograms of product, providing tools to help ensure technical efficacy and quality. Once manufacturing is underway, we assist in optimizing processes and in helping ensure quality and regulatory compliance.

The tools are important, but the key thing is the expertise we provide in applying our technology in the lab and on the manufacturing floor. And of course in continually making it easier for our customers to do business with us, easier and faster information flow, easier and faster ordering.

So the question,
culture or commerce? Both.

On-line or off-line? Both.

Transaction or relationship? Both.

But the emphasis, clearly, is on relationships, on making our customers successful, whether they are in Japan, Europe or the United States, whether they are in the discovery mode or the delivery mode or somewhere in-between.


this
littl via
is going
to m rke

CAT THERAPEUTIC PRODUCT CANDIDATE PIPELINE

Approved	1
Clinical trials (Phase 1, 2, 3)	6
Preclinical	5
Discovery stage	


CAT PRODUCT
No.

Cambridge Antibody Technology (CAT) is a biopharmaceutical company using its proprietary technologies in human antibodies for drug discovery and development. One of the drugs CAT developed with a partner has been approved and six further CAT-derived drug candidates are in clinical trials. CAT uses phage display to create very large human antibody libraries from which it can rapidly isolate antibodies to target molecules. Its core products and services are used in drug discovery and development at CAT.

ABGENIX BIOTHERAPEUTIC PIPELINE

PRODUCT	INDICATION	STAGE OF DEVELOPMENT
ABX-EGF	Renal Cancer	Phase II
	Lung Cancer	Phase II
	Colorectal Cancer	Phase II
	Prostate Cancer	Phase II
ABX-MA1	Melanoma	Phase I
Pfizer-1*	Cancer	Phase I
Amgen-1*	Undisclosed	Phase I

*Antibodies generated with Abgenix technology


ABGENIX, Inc.
Drive, Fremont
Agent:
mg/mL
Drug
to

Abgenix is an antibody therapeutics company that develops antibody products for the treatment of cancer, inflammation and other serious diseases. It has a unique platform for the rapid generation and selection of human antibodies for therapeutic use. Its lead product, ABX-EGF, is in phase 2 clinical trials for a variety of indications, including renal, lung, colorectal and prostate cancers. Millipore process development scientists are involved in Abgenix's process development, and Millipore products are used in Abgenix's process development and manufacturing.

VAXGEN BIOTHERAPEUTIC PIPELINE

PRODUCT	INDICATION	STAGE OF DEVELOPMENT
AIDSVAX	HIV/AIDS	Phase III
Anthrax Vaccine	Anthrax	Preclinical (funded by NIH)
Smallpox Vaccine	Smallpox	Preclinical (working with ChemoSero Therapeutic Research Institute of Japan)


AIDSVAX™ B/B

VaxGen, Inc., is focused on the commercial development of biologic products for the prevention and treatment of human infectious diseases and is currently developing vaccine candidates against HIV/AIDS, anthrax and smallpox. VaxGen is the largest shareholder of Celltrion, Inc., a joint venture created to provide manufacturing services, principally for products produced in mammalian cell culture. Millipore products are used in VaxGen's research and process development laboratories, while our services and systems are used in manufacturing.

GENZYME PIPELINE

Total marketed products	350+
Biotherapeutic products approved	5
Preclinical and clinical trials conducted per year	60+


NDC 58468-4663-1
400

Genzyme's Cerezyme® therapeutic is a recombinant enzyme replacement therapy that treats Gaucher disease, an inherited genetic condition that affects 5,000 to 7,000 patients worldwide. Genzyme, headquartered in Cambridge, Massachusetts, was founded in 1981 and today is one of the largest biotechnology companies in the world. Its research and development has led to the introduction of new treatments for serious health problems, from rare genetic diseases to renal disease, orthopedic injuries and the adverse effects of hyperthyroidism. Millipore products and services are used in Genzyme laboratories, development centers and manufacturing plants.



Thinking about (re) generation. Recent news reports pointed out the regenerating heart of the tropical zebrafish, which grows back and grows back. Millipore water purification systems are used with aquatic holding systems from Marine Biotech Incorporated (MBI) to keep zebrafish flourishing for academic researchers. Every new and old challenge in bioscience has some kind of Millipore link, and offers us some kind of opportunity — for our own continuous re-generation.

MIL.02

financial highlights

continuing operations

[illegible]	02	01
Net sales	$704,331	$656,298
Income from continuing operations*	$ 83,303	$ 73,132
Weighted average diluted shares outstanding	48,448	48,060
Pro forma income per share	$ 1.72	$ 1.53
Dividends per share	$ [illegible]	$ 0.14

[illegible]	02	01
Working capital	$255,782	$177,676
Capital expenditures	$ 79,309	$ 72,264
Total assets from continuing operations	$786,230	$634,741
Net cash provided by operating activities	$107,530	$ 61,369

*Excludes restructuring and other charges and loss on sale of investments.

to our stockholders, customers and employees:

Two thousand and two was a year of high expectations, unforeseen difficulties, progress and change. Revenues were $704 million, up seven percent from the prior year — not what we expected, but a good performance given market conditions. We were able to leverage that revenue growth into higher earnings growth and generate $108 million in cash flow from operations.

On a pro forma basis, earnings per share for continuing operations was up 10 percent over the prior year. Earnings from continuing operations, excluding all pro forma items, were $1.72 per share compared with $1.56 in 2001. Reported earnings, including discontinued operations, were $1.73 for 2002 and $0.65 for 2001.

During the year we increased R&D spending, introduced an array of new products and increased our manufacturing capacity and laboratory space — all important steps in meeting the growing needs of our customers. Early in the year we completed the spin-off of our microelectronics business, an historical milestone for the new Millipore, now focusing solely on bioscience.

It was a difficult year for our customers, which made it a difficult year for us. The new biotherapeutic approval rate was far slower than projected at the beginning of the year. There were changes in life science research funding and priorities as the year progressed. Our customers were also affected by slow overall economic growth and deteriorating economic conditions in Japan and South America.

Our performance in life sciences was disappointing. In local currency, we had five percent growth for this business, which represented 14 percent of our total business in 2002. We saw a shift in pharmaceutical spending away from identifying new drug targets and towards screening libraries of existing drug compounds. We also saw a decline of high-throughput genomics sequencing as the human, mouse and rice genomes were completed and other sequencing projects were deferred. New laboratory construction also slowed during the year. These trends affected our results in 2002.

Our biotechnology business, approximately 34 percent of our total business, grew 13 percent in local currency for the year. We bring a unique set of skills and technologies to this market, which is so important for the future of health care. Revenue growth was strong and met our expectations. Although new drug approvals were limited in 2002, this did not have a major impact on our results for the year. We typically do not see a strong revenue stream from a new biotherapeutic during the first year or two of its commercialization. The pipeline of new drugs, however, remains vital for our future growth.

"Other bioscience", including pharmaceutical manufacturing, quality assurance, beverage processing and general laboratory products, was 52 percent of our business in 2002. This profitable business grew two percent, in line with the overall market growth.

We saw a geographic shift in our revenues in 2002, with Europe increasing its contribution to the overall business. We are very well positioned in Europe, with scientists in the field and a strong infrastructure built over the years. We have invested in this infrastructure, creating more centralized services to meet the needs of a more interconnected European Union and adding to our manufacturing capacity in Ireland and France.

Our revenues in the Asia/Pacific region declined in 2002, due to issues in the Japanese economy. I think it is important to note that our brand and market share remain strong in Japan. In the Americas, overall, we had a four percent growth rate, driven by North America revenue growth. South America revenues were down compared to the prior year, due to difficult economic conditions in that part of the world.

In terms of our product mix, consumable product sales were 77 percent of our overall revenues, hardware 20 percent and services three percent — the same ratios as 2001. Consumables and hardware had a five percent and six percent growth, respectively, over the prior year. Services continued its strong growth pattern, with an 18 percent growth in revenues during 2002 following a 29 percent growth during 2001.

Our gross margin as a percent of sales was a solid 56.2 percent for the year. This was positively impacted by favorable exchange rates, a favorable mix of sales in high margin consumables, and increased sales in higher margin geographies. It was partially offset by lower initial margins and start-up costs associated with the introduction of new products and increased inventory write-downs for products made obsolete by the introduction of our new products.

On a relative basis, our 2002 performance was good in the context of the economy and changes in our marketplace, but it did not meet our expectations. As we look towards 2003 and beyond we are making adjustments. Specifically, we are taking steps to better leverage our infrastructure, to increase our customer support efforts, and to shift our life science research emphasis towards proteomics and drug discovery. We also are continuing to realign our organization and product portfolio to better achieve our vision of being the partner of choice for organizations that are discovering, developing and manufacturing new biotherapeutic compounds.

Our fundamental strategy remains sound and our market opportunities remain robust. There is, in life sciences, a critical need to accelerate the drug discovery process and simplify the targeting and testing of prospective therapeutics. Our technologies and products do that. There are funding issues in life sciences: the recently submitted U.S. National Institutes of Health budget (for 2004) increased by just two percent. This is in contrast to the double-digit increases of the past several years. There are also competitive issues in life sciences, with many firms seeing the opportunity and pursuing it aggressively. The market is very fragmented. But the need is there. The areas we are focusing on, proteomics and drug discovery, offer higher growth potential than the life sciences market as a whole. Life sciences remains a significant opportunity for Millipore — and we have the people, products and technology needed to compete successfully in this marketplace.

The biotechnology market represents a significantly larger market for us and is growing faster than the life sciences market. We are very well positioned in this market. We have applications knowledge gained over many years for helping our customers in scaling-up and manufacturing recombinant proteins, vaccines, blood fractions and other large and small molecules. Monoclonal antibodies, for example, are very purification intensive, and we have unique technology and skills in monoclonal process development and manufacturing. There are hundreds of monoclonal antibodies in the drug approval pipeline with 94 in late-stage clinicals.

We are working with the leading biotechnology and pharmaceutical companies worldwide at the preclinical, clinical, approval, scale-up and manufacturing stages of hundreds of biotherapeutics. We partner with them for the decade it might take to get a new drug to market. What sets us apart in this market are our process development scientists in the field and our applications development and validation services. We also have some very unique technologies for purification and separation. We are particularly excited about our new Prosep®-vA chromatographic media that is totally derived from non-animal sources.

The regulatory outlook for biotherapeutics is improving, with new approval processes and a new chairman at the U.S. Food and Drug Administration. This bodes well for our future.



There are challenges and uncertainties as we enter 2003. The timing of a recovery in Japan is uncertain, as is the timing of a recovery in South America. The life sciences market remains in transition. We will adjust our tactics as the year progresses to optimize revenues and increase profitability and shareholder value, but we will continue to invest in developing products and services to meet the evolving needs of our customers.

Our vision calls on us to be a "partner of choice." The customers in this annual report validate that vision and are representative of the thousands of scientists and engineers worldwide making a difference. They are doing great things: inventing, discovering, developing and manufacturing drugs that enable people to live longer, healthier lives. The best way to view Millipore is through its customers. We are here to match their energy and innovation with our products and people. I want to thank them for their business and dedicate this annual report and Millipore's 2003 to them. Their success is our success.

Sincerely,

Francis J. Lunger
Chairman, CEO and President



AFS®-3D Water Purification System



Amicon® Ultra Centrifugal Filters



MultiScreen® Caco-2 Assay System



Stericup™ Filter Cups with Millipore Express® PLUS Membrane



Millistak+® HC Filters



K-Prime® BioChromatography Systems



Milliflex® PLUS Vacuum Pump



Montage® Albumin Deplete Kit



Opticap™ XL Disposable Capsule Filters



ZipPlate™ Micro-SPE Plate



MicropreSure® In-Line Filtration Samplers



OptiScale™ Disposable Capsule Filters

Montage® Genomics Kits: New additions to Montage products, for 96- and 384-well sequencing reaction clean-up and 96-well BAC minipreps.

Montage® Albumin Deplete Kit: Kit for proteomics sample preparation (from Millipore and Proteome Systems).

Montage® Antibody Purification Kits: Kits with PROSEP®-A and PROSEP-G media for fast, convenient antibody purification by centrifugation.

ZipPlate™ Micro-SPE Plate: The first 96-well sample preparation tool that can be used to perform both in-gel digestion and sample preparation prior to mass spectrometry.

Amicon® Ultra Centrifugal Filters: High-performance centrifugal devices for ultra-fast, high recovery purification and concentration of proteins and nucleic acids.

Stericup™ Filter Cups with Millipore Express® PLUS Membrane: A new polyethersulfone (PES) membrane available in the fastest-flowing low-binding cups, for sterilizing tissue culture media, buffers and other aqueous solutions.

33 mm Millex® Syringe Filters: The latest generation of Millex syringe filters, for reliable sterilization of tissue culture media, additives, buffers and other liquid solutions — with MF-Millipore™, Durapore® and Millipore Express® Membrane.

MultiScreen® Caco-2 Assay System: A high-throughput 96-well assay system for performing in-vitro, Caco-2 drug transport assays.

Micro-SPE Pipette Tips: New additions to the ZipTip® pipette tip family, used for purifying and concentrating peptides or proteins.

New Proteomics Platform: An integrated proteomics platform for high-throughput in-gel digestion, sample cleanup and protein identification (from Millipore, Applied Biosystems and PerkinElmer Life Sciences).

MultiScreen™ PAMPA and Permeability Filter Plates: New filter plates for 96-well predictive non-cell-based assays.

HPF Millex® Syringe Filters: New product for clarifying particle-laden solutions prior to chromatography.

Millistak+® HC Filters: An innovative cell culture clarifying solution that compresses multiple stages of downstream bioreactor processes into one efficient, economical step.

K-Prime® BioChromatography Systems: A comprehensive line of pilot and production systems for separating and purifying proteins and bioengineered products, enabling biopharmaceutical companies to accelerate scale-up of new drugs.

Intercept™ Q Anion Exchanger: An alternative to conventional chromatography polishing methods for trace impurity removal, accelerating final purification steps in biotech production.

Milliflex® PLUS Vacuum Pump: A high-throughput filtration system for bioburden and water quality testing.

Opticap™ XL Disposable Capsule Filters: A new family of scalable capsules available in a wide range of filtration areas, filter media, pore sizes and inlet/outlet connections — ideal for the disposable manufacturing environment.

M Air T® Compressed Gas and Air Sampling System: An advanced system designed to accurately monitor the microbial quality of compressed gas and air lines in aseptic manufacturing environments.

OptiScale™ Disposable Capsule Filters: Small-scale screening tool designed for media selection, process development and scaling – an alternative to conventional 47 mm discs that require cleaning and assembly.

Viresolve® Evaluation Kits with OptiScale™-25 Disposable Devices: Easy-to-use kits for impurity and protein passage studies, membrane area determination and virus validation.

Millidisk® Barrier Filter: The first sterilizing-grade device that filters both liquid and gas simultaneously — allowing for post-sterilization, pre-use integrity testing.

Microfil® S Sterile Filtration Devices: Pre-assembled devices simplifying routine microbiological testing of water, raw materials and other non-sterile filterable products.

MicropreSure® In-Line Filtration Samplers: Disposable, ready-to-use sampling devices for batch or continuous in-line microbiological testing of pharmaceutical water and bottled water.

MicropreSure® In-Line Filtration Monitors: Ready-to-use sampling and culturing devices for in-process microbiological testing of bottled water, wine, beer, soft drinks and ultrapure water.

AFS®-3D Water Purification System: A compact, self-contained system designed to produce NCCLS Type 1 water quality from a tap source, for direct feed to low-flow clinical chemistry and immunoassay analyzers.

Unbacked Hi-Flow™ Plus 180 Membrane: A new membrane for lateral-flow diagnostic assays, intended for highly sensitive diagnostic test kits.

Fluoropore™ Hydrophobic PTFE Membrane: A membrane filter offering advanced design with higher collection efficiency and lower FWHM measurements — now being used for alpha particle monitoring.

New products: Millipore's R&D investment and marketing plans last year paid off in significant new product introductions for the life sciences and biotechnology markets. (For a list of key new products, see page 41.)

Mykrolis spin-off: Early in the year Millipore successfully completed the spin-off of Mykrolis, its former microelectronics business. The event marked a milestone for Millipore, now focused exclusively on bioscience.

New leadership: In April, Millipore President and CEO Francis J. Lunger was named Chairman of the Company's Board of Directors, replacing C. William Zadel. In December, the board welcomed a new member: Karen E. Welke, former VP of 3M Corporation's Medical Markets Group. Also in December, Kevin D. Sanborn was named new president of Millipore's Life Sciences Division.

Facilities expansion: Millipore further expanded its manufacturing capacity and laboratory space last year, breaking ground on an addition to its membrane manufacturing plant in Jaffrey, New Hampshire, and completing construction of a new Lab Water manufacturing facility in Molsheim, France. The company also completed the expansion of its Life Sciences Division headquarters in Danvers, Massachusetts.

New corporate headquarters: In December, Millipore relocated its entire headquarters operation from Bedford to a leased facility in Billerica, Massachusetts, to keep pace with growing space demands. The Bedford campus is now headquarters for the company's Biopharmaceutical Division and Membrane Technology Division.

Information technology upgrade: Last year Millipore continued to implement one of the biggest IT projects in its history — the Oracle 11i upgrade. The new suite of business applications (from Oracle Corporation) is now installed in Japan, North America and Asia. In 2003 it will be up and running in all locations.

Environmental awards and milestones: The U.S. Environmental Protection Agency named Millipore a WasteWise Champion last year for impressive waste-reduction achievements at the Company's U.S. and Puerto Rico facilities. Millipore's manufacturing operations around the world continued to exceed environmental milestones in 2002, recycling 43 percent of solid waste generated last year and reducing chemical emissions by 9.5 percent. Since 1990, total chemical emissions have been reduced by 75 percent.

Charitable giving: The Millipore Foundation's charitable contributions for fiscal 2002 are the largest in the foundation's 17-year history — totaling nearly $1.5 million. These funds are helping support more than 150 organizations and programs in the areas of education and research, social services, health care, culture and public policy — most of which face unprecedented need due to funding cutbacks.

Fisher Scientific awards: Millipore's Life Sciences Division and Lab Water Division both received 2002 Outstanding Quality Supplier awards from Fisher Scientific, a key Millipore distributor. Life Sciences also received Fisher's Outstanding Field Support award, and Lab Water its Outstanding Marketing Plan award. Fisher has recognized Millipore as an outstanding supplier for the past five years.

2002 revenue

by geography, market and product type

in local currency


Geographic Region
Market
Product Type
43% Americas
52% Other Bioscience
77% Consumables
38% Europe
34% Biotechnology
20% Hardware
19% Asia /Pacific
14% Life Sciences
3% Services

The life sciences market category includes Millipore products and services used in research activities in drug discovery, proteomics and genomics. The biotechnology market category includes Millipore products and services used in the development and manufacturing of biotherapeutics. The "other bioscience" market category primarily consists of Millipore products and services used in the development and manufacturing of classical pharmaceuticals, clinical and analytical laboratory activities and the processing and quality control of beverages.

condensed consolidated statements of income

Millipore Corporation

Year ended December 31 (In thousands, except per-share data)	02	01	00
Net sales	$704,251	$656,898	$600,161
Cost of sales	308,146	291,219	266,227
Gross profit	396,105	365,679	333,934
Selling, general and administrative expenses	219,058	200,757	190,556
Research and development expenses	52,353	45,816	40,580
Restructuring and other charges	1,124	17,962	320
Operating income	123,570	101,144	102,478
(Loss) gain on investments	(2,344)	—	7,151
Interest income	1,347	2,591	3,486
Interest expense	(18,981)	(25,336)	(26,922)
Income before income taxes	103,592	78,399	86,193
Provision for income taxes	22,791	14,913	20,108
Income from continuing operations	80,801	63,486	66,085
(Loss) income from discontinued operations, net of taxes	—	(6,736)	53,109
Income (loss) on disposal of discontinued operations, net of taxes	2,900	(24,400)	—
Total discontinued operations	2,900	(31,136)	53,109
Extraordinary loss on early extinguishment of debt, net of taxes	—	(1,233)	—
Net income	$ 83,701	$ 31,117	$119,194
Diluted income (loss) per share:			
Continuing operations	$ 1.67	$ 1.32	$ 1.40
Discontinued operations	0.06	(0.65)	1.13
Extraordinary item	—	(0.02)	—
Net income	$ 1.73	$ 0.65	$ 2.53
Weighted average shares outstanding:			
Diluted	48,448	48,060	47,039

For complete consolidated financial statements and related footnotes refer to Form 10-K for fiscal year 2002.

condensed consolidated balance sheets

Millipore Corporation

As of December 31 (In thousands)	02	01
Assets		
Current assets:		
Cash and cash equivalents	$101,242	$ 62,450
Accounts receivable	160,462	154,606
Inventories	111,332	80,046
Deferred income taxes	11,694	8,509
Other current assets	5,481	4,513
Total current assets	390,211	310,124
Property, plant and equipment, net	262,604	200,330
Deferred income taxes	87,824	82,622
Goodwill	9,646	—
Intangible assets, net	28,064	29,991
Other assets	7,881	11,674
Assets of discontinued operations	—	317,628
Total assets	$786,230	$952,369
Liabilities and shareholders' equity		
Current liabilities:		
Notes payable	$ 1,500	$ 1,958
Accounts payable	57,596	47,403
Accrued expenses	58,431	63,534
Accrued retirement plan contributions	8,438	7,741
Accrued income taxes payable	8,464	6,546
Dividends payable	—	5,266
Total current liabilities	134,429	132,448
Long-term debt	334,000	320,000
Other liabilities	30,297	22,075
Liabilities of discontinued operations	—	38,473
Minority interest in discontinued operations	—	45,417
Total liabilities	498,726	558,413
Commitments and contingent liabilities	—	—
Shareholders' equity	287,504	393,956
Total liabilities and shareholders' equity	$786,230	$952,369

For complete consolidated financial statements and related footnotes refer to Form 10-K for fiscal year 2002.

condensed consolidated statements of cash flows

Millipore Corporation

Year ended December 31 (In thousands)	02	01	00
Cash flows from operating activities:			
Net income	$ 83,701	$ 31,117	$119,194
Less: Income (loss) from discontinued operations	2,900	(6,736)	53,109
Loss on disposal of discontinued operations	—	(24,400)	—
Income from continuing operations	80,801	62,253	66,085
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Extraordinary loss on early extinguishment of debt	—	1,899	—
Restructuring and other charges	(1,124)	17,962	(2,680)
Net (loss) gain on sale of investments	2,344	—	(7,151)
Depreciation and amortization	34,957	30,744	30,536
Deferred income tax (benefit) provision	(2,584)	1,404	803
Change in operating assets and liabilities:			
Decrease (increase) in accounts receivable	8,952	(20,611)	(11,926)
(Increase) decrease in inventories	(19,882)	(5,634)	(19,335)
(Increase) decrease in other current assets	(446)	(847)	1,682
Decrease (increase) in other assets	402	377	(802)
Increase in accounts payable	6,630	1,229	3,881
(Decrease) increase in accrued expenses	(7,052)	(13,629)	9,081
Increase in accrued retirement plan contributions	306	1,510	794
Increase (decrease) in accrued income taxes	1,931	(17,528)	11,976
Other	2,345	2,740	2,354
Net cash provided by operating activities	107,580	61,869	85,298
Cash flows from investing activities:			
Additions to property, plant and equipment	(79,309)	(72,264)	(36,418)
Additions to investments and intangible assets	(2,609)	(1,705)	—
Proceeds from sale of property	—	—	8,808
Proceeds from sale of securities	—	—	7,498
Cash paid for business acquisition	(11,676)	—	—
Net cash used in investing activities	(93,594)	(73,969)	(20,112)
Cash flows from financing activities:			
Proceeds from issuance of treasury stock under stock plans	15,652	49,807	28,012
Payments of debt	(100,000)	(25,000)	—
Net proceeds from (repayments of) revolver borrowings	113,542	(5,586)	(63,101)
Decrease in cash held as collateral	—	3,212	15,428
Debt refinancing fees	—	(3,462)	—
Dividends paid	(5,266)	(20,687)	(20,193)
Net cash provided by (used in) financing activities	23,928	(1,716)	(39,854)
Effect of foreign exchange rates on cash and cash equivalents	4,330	(4,804)	(340)
Net cash provided (used) by continuing operations	42,244	(18,620)	24,992
Net cash (used) provided by discontinued operations	(3,452)	25,884	(2,226)
Net increase in cash and cash equivalents	38,792	7,264	22,766
Cash and cash equivalents on January 1	62,450	55,186	32,420
Cash and cash equivalents on December 31	$101,242	$ 62,450	$ 55,186

For complete consolidated financial statements and related footnotes refer to Form 10-K for fiscal year 2002.

report of independent accountants on condensed consolidated financial statements and investor information

Millipore Corporation

To the Shareholders and Directors of Millipore Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Millipore Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002 (not presented herein); and in our report, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP
Boston, Massachusetts
January 22, 2003

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Annual Meeting

The Annual Meeting of Shareholders of Millipore Corporation will be held at The Wyndham Hotel, 270 Concord Road, Billerica, Massachusetts on Wednesday, April 30, 2003 at 11a.m.

Reports

Quarterly results are available through the Internet, or on request from the Company. Form 10-K is filed annually with the Securities and Exchange Commission and is available on the Internet and on request from the Company. To receive the latest quarterly results through the Internet go to URL http://ir.millipore.com. For a copy of the 10-K or other investor information, contact:

Geoffrey E. Helliwell
Treasurer
Millipore Corporation
290 Concord Road
Billerica, MA 01821-3405
(978) 715-1041
E-mail: Geoffrey_Helliwell@millipore.com

Millipore Common Stock

Millipore's Common Stock is traded on the New York Stock Exchange. Our symbol is MIL. Stock price information is shown below.

Stock price data from the New York Stock Exchange is based on the high and low sales prices. There were approximately 2,600 shareholders of record as of December 31, 2002.

The Company's stock price history as set forth below is restated for all periods prior to February 28, 2002 to reflect the impact on its stock price of the distribution of the Company's ownership of Mykrolis Corporation's common stock to the Company's shareholders on February 27, 2002.

	Range of Stock Prices				Cash Dividends Declared	
	02		01		02	01
	High	Low	High	Low		
First quarter	$53.90	$43.29	$54.83	$39.63	$0.00	$0.11
Second quarter	$44.86	$29.80	$54.81	$38.17	$0.00	$0.11
Third quarter	$38.47	$27.25	$58.96	$45.30	$0.00	$0.11
Fourth quarter	$38.26	$28.50	$55.47	$45.06	$0.00	$0.11

For complete consolidated financial statements and related footnotes refer to Form 10-K for fiscal year 2002.

Officers

Francis J. Lunger
Chairman of the Board,
Chief Executive Officer
and President

Kathleen B. Allen
Corporate Vice President
and Chief Financial
Officer

Dominique F. Baly
President,
Lab Water Division
and Millipore
International

Vinay Goel
President,
Membrane Technology
Division

Geoffrey E. Helliwell
Treasurer

J. Edward Lary
Corporate Vice President,
Manufacturing

Jeffrey Rudin
Corporate Vice President,
General Counsel,
Assistant Treasurer
and Clerk

Kevin D. Sanborn
President,
Life Sciences Division

Kathleen M. Stearns
Corporate Vice President,
Human Resources

Susan L. N. Vogt
President,
Biopharmaceutical
Division

Charles F. Wagner, Jr.
Corporate Vice President,
Strategic Planning and
Business Development

Directors

Francis J. Lunger
Chairman,
Chief Executive Officer
and President

Professor Dr. Daniel Bellus [3]
University of Fribourg,
Switzerland

Robert C. Bishop, Ph.D. [1,3,4]
Chairman,
AutoImmune, Inc.,
Lexington, Massachusetts

Maureen A. Hendricks [1,2]
Former Managing Director,
Salomon Smith Barney, Inc.,
New York, New York

Richard J. Lane [2]
Chief Executive Officer,
Andrx Corporation,
Weston, Florida

Mark Hoffman [3]
Independent Investor
and Consultant
New York, New York

John F. Reno [1]
Retired Chairman,
President and
Chief Executive Officer,
Dynatech Corporation,
Burlington, Massachusetts

Edward M. Scolnick, M.D. [1]
President Emeritus
Merck Research
Laboratories,
West Point, Pennsylvania

Karen E. Welke [2]
Retired Group Vice
President,
Medical Markets,
3M Corporation,
St. Paul, Minnesota

1. Member of the Audit and Finance Committee
2. Member of the Management Development and Compensation Committee
3. Member of the Governance and Public Policy Committee
4. Lead Director

Corporate Offices

Millipore Corporation
290 Concord Road
Billerica, MA 01821-3405
Tel: (978) 715-4321
Fax: (978) 715-1380
Internet: www.millipore.com

Subsidiaries and Offices

Australia
Austria
Belgium
Brazil
Canada
China
Czech Republic
Denmark
Finland
France
Germany
Hungary
India (joint venture)
Ireland
Italy
Japan
Korea
Malaysia
Mexico
Netherlands
Norway
Poland
Puerto Rico
Russia
Singapore
Spain
Sweden
Switzerland
Taiwan
United Kingdom
United States

Manufacturing Sites

Brazil
France
Ireland
Japan
Puerto Rico
United Kingdom
United States

Forward Looking Statement Disclaimer

The matters discussed herein, as well as in future oral and written statements by management of Millipore Corporation, that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. Potential risks and uncertainties that could affect Millipore's future operating results include, without limitation, foreign exchange rates; regulatory delay in the approval of new therapeutics; further consolidation of drug manufacturers; competitive factors such as new membrane technology; lack of availability of raw materials or component products on a timely basis; inventory risks due to shifts in market demand; change in product mix; conditions in the economy in general and in the bioscience markets in particular; potential environmental liabilities; the inability to utilize technology in current or planned products due to overriding rights by third parties; difficulties inherent in research and development activities; and the risk factors listed from time to time in Millipore's filings with the SEC.

Thanks to our valued customers and distributors who appeared in this annual report:

1. Steven Chamow, Abgenix
2. Jon Green, Cambridge Antibody Technology
3. Peter Walter, VaxGen
4. Olaf Mol, DSM Biologics
5. Richard Stevens, Cambridge Antibody Technology
6. Hans Preusting, DSM Biologics
7. John McGrath, Genzyme Corporation
8. Takumi Seki, Renover Science Co., Ltd
9. Stephen Aldrich, Marine Biotech

Printed in U.S.A. Lit No. AN1505ENUS

SKU-0960-AR-02



MILLIPORE